Exhibit 21.1

Subsidiaries

1.	Rubicon Technologies Holdings, LLC (f/k/a Rubicon Technologies, LLC)
2.	Rubicon Technologies International, Inc.
3.	Rubicon Global, LLC
4.	Cleanco LLC
5.	Charter Waste Management, Inc.
6.	Rubicon Technologies Germany UG
7.	RiverRoad Waste Solutions, Inc.